

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov


040105

Filed in the office of	Document Number
Barbara K. Cegavske (signature)	20170100691-47
Barbara K. Cegavske	Filing Date and Time
Secretary of State	03/07/2017 8:40 AM
State of Nevada	Entity Number
	E0107512017-2

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

[This document was filed electronically.]

ABOVE SPACE IS FOR OFFICE USE ONLY

USE BLACK INK ONLY - DO NOT HIGHLIGHT

1. Name of Corporation:	REVOHLOO, INC.

2. Registered Agent for Service of Process: (check only one box)

☒ Commercial Registered Agent: **BORGHESE LEGAL, LTD.**
Name

☐ Noncommercial Registered Agent (name and address below)   **OR**   ☐ Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity

Street Address	City	Nevada	Zip Code
Mailing Address (if different from street address)	City	Nevada	Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares with par value:	75000000	Par value per share: $	0.001	Number of shares without par value:	0

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) GLEN DEBARROS
Name

5710 E. TROPICANA AVE #2046	LAS VEGAS	NV	89122
Street Address	City	State	Zip Code

2)
Name

Street Address	City	State	Zip Code

5. Purpose: (optional; required only if Benefit Corporation status selected)

The purpose of the corporation shall be:
ANY LEGAL PURPOSE

6. Benefit Corporation: (see instructions) ☐ Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

BORGHESE LEGAL, LTD.
Name

X BORGHESE LEGAL, LTD.
Incorporator Signature

10161 PARK RUN DR STE 150	LAS VEGAS	NV	89145
Address	City	State	Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X BORGHESE LEGAL, LTD.   3/7/2017
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity   Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised 1-5-15